UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 13, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs,

Dear Sirs:

By means of the present, we comply with informing as a Relevant Information Communication, that through various means of communication, we became aware of the statements made by Prosecutors Hamilton Castro and Pablo Sanchez, in which they point out that Graña y Montero is being investigated by the Public Prosecutor’s Office as part of the corroboration investigations of the statements made by Mr. Jorge Henrique Simones Barata, regarding the acts of corruption confessed by the Odebrecht company.

In this regard, we believe it necessary to specify that, to date, we have not received any notification in which we are formally and officially informed of the inclusion of the company or any of its directors, executives and/or collaborators in the aforementioned investigations.

Notwithstanding the foregoing, we wish to record our deep interest in the knowledge of the truth and our willingness to collaborate fully in the investigations and in everything that the Public Prosecutor’s Office may need for the correct clarification of the facts; always based on the principles and rights of our constitution and respect for the rule of law.

Sincerely,

__________________________

/s/ Luis Diaz Olivero
Chief Executive Officer
GRAÑA Y MONTERO S.A.A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: November 13, 2017